Trust for Advised Portfolios
c/o U.S. Bank Global Fund Services
615 East Michigan Street
Milwaukee, Wisconsin 53202

VIA EDGAR TRANSMISSION

June 24, 2022

Mr. Kenneth Ellington
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:    Trust for Advised Portfolios (the “Trust”)
    File Nos.: 333-108394 and 811-21422
1919 Financial Services Fund, 1919 Maryland Tax-Free Income Fund, 1919 Socially Responsive Balanced Fund, 1919 Variable Socially Responsive Balanced Fund (the “1919 Funds”)

Dear Mr. Ellington:
This correspondence is in response to comments provided on May 27, 2022 to the Trust on behalf of the staff (the “Staff”) of the U.S. Securities and Exchange Commission with respect to the 1919 Funds certified shareholder report for the reporting period ended December 31, 2021 which was filed via EDGAR on March 10, 2022. For your convenience, your comments have been reproduced with responses following each comment.
1.The “Management’s Discussion of Fund Performance” section for 1919 Variable Socially Responsive Balanced Fund (the “1919 Variable Fund”) does not contain a statement accompanying the graph and table stating that the graph and table do not reflect the deduction of taxes that a shareholder would pay on 1919 Variable Fund distributions or the redemption of 1919 Variable Fund shares. Please confirm that the 1919 Variable Fund will comply with the disclosure requirements of Item 27(b)(7)(ii)(B) of Form N-1A going forward.
Response: The Trust undertakes to include disclosure in future reports stating that the graph and table do not reflect the deduction of taxes that a shareholder would pay on distributions or redemptions of shares.
2.    For future filings, please align the expense limitation agreement recoupment disclosure in the notes to financial statements for all 1919 Funds with the disclosure in the prospectus, which states that recoupment will be limited to “the lower of: (1) the applicable expense cap at time of waiver and/or reimbursement; or (2) the applicable expense cap at the time of the recapture.”
Response: The Trust undertakes to align this disclosure in future filings.
3.     The Staff noted disclosure of significant ownership in the 1919 Maryland Tax-Free Income Fund per review of the financial statements. Please explain how large shareholder/shareholder concentration risk is addressed in the summary and statutory prospectus.
Response: The Trust undertakes to add shareholder concentration risk, where appropriate, in future filings.

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If you have any questions regarding the enclosed, please do not hesitate to contact the undersigned at 626-914-7372 or scott.resnick@usbank.com.

Sincerely,

/s/ Scott Resnick
Scott Resnick
Secretary
Trust for Advised Portfolios